Exhibit 4.5

July 15, 2025

Craig Lindsay

4867 Collingwood Street

Vancouver, BC, Canada

V6S 2B5

Dear Mr Lindsay,

CONSULTANCY AGREEMENT

Resolution Minerals Ltd (ACN 617 789 732) (Company) is pleased to confirm your engagement as a consultant (Consultant) on the terms and conditions contained in this letter.

Please read the terms and conditions set out below and confirm your agreement by signing a copy of this letter and returning it to the Company.

1.	ENGAGEMENT

1.1	Engagement

The Company engages the Consultant to provide the services with respect to the Company’s US operations as set out in clause 1.2 (Services). The Consultant will not have any defined title within the Company and will serve the Company purely in the capacity as a consultant. The board of the Company (Board), acting reasonably and with reasonable prior written notice to the Consultant, may modify or add to the Services and Renumeration from time to time.

1.2	Specific duties

The Consultant shall perform the following specific duties for the Company:

(a)	overseeing and directing all U.S. based exploration activities, including drilling programs, geophysical surveys, and technical evaluations;

(b)	managing technical contractors, exploration teams, and consultants to ensure quality, safety, and adherence to budget and timeline;

(c)	reporting regularly to the Board and senior executives on operational progress, risks, budgets, and milestones; and

(d)	contributing to corporate strategy, business development including investor and public relations and engagement, and capital markets positioning with U.S based insights.

1.3	General duties

The Consultant shall:

(a)	perform the Services required by the Company with due care, diligence and skill in an orderly and workmanlike manner;

(b)	comply with all reasonable requirements and lawful directions of the Company in connection with the performance of the Services;

(c)	comply with all applicable laws, standards and regulations;

(d)	comply with policies and procedures of the Company where applicable; and

(e)	perform the Services at such times as required by the Company.

1.4	Minimum average

The Consultant covenants that it will work a minimum of 37.5 hours per week during the Term to satisfactorily perform the Services.

1.5	Supply of services to others

This agreement does not prevent or restrict the Consultant supplying services of any kind to any other person, except where doing so will:

(a)	adversely affect the Consultant’s ability to supply the Services, including impacting on timeliness or quality of the Services; or

(b)	conflict with the best interests of the Company.

1.6	Consultant not to incur obligations

The Consultant has no authority to incur and must not incur any liabilities on behalf of the Company except with the Company’s express prior written instructions.

1.7	No employment relationship

The Consultant acknowledges that:

(a)	the Consultant is an independent contractor to, and is not an employee of the Company;

(b)	this agreement, and any other contract arising as a result of this agreement, shall be properly construed as a contract for services and does not create a relationship of employment; and

(c)	the Company is not responsible in any way for payment of any taxes, levies or workers’ compensation contributions, the deduction of any income tax, the provision of annual leave or sick leave; or superannuation contributions, on behalf of, or for the benefit of the Consultant or in relation to or arising out of the provision of the Services.

1.8	Indemnity

The Consultant agrees to indemnify and keep indemnified the Company against any taxes, levies, charges, superannuation, workers’ compensation contributions (other than as provided for in this agreement) and legal costs, compensation, damages or penalties, that the Company is required to pay in relation to or arising out of the provision of the Services and any claim based on the relationship of the parties, being other than an independent contract arrangement.

2.	TERM

The engagement of the Consultant will commence on 1 July 2025 (Commencement Date) and will continue until this agreement is terminated in accordance with clause 5 (Term).

3.	REMUNERATION

3.1	Fees

(a)	In consideration for the Services provided by the Consultant, the Company shall pay the Consultant a fee of USD$225,000 per annum (excluding GST).

(b)	The Company has also agreed, subject to obtaining shareholder approval, to issue the Consultant (or its nominee):

(i)	1,000,000 fully paid ordinary shares in the capital of the Company (Shares), which will also be subject to a 12 month voluntary escrow period from the date of issue;

(ii)	an aggregate of 4,000,000 performance rights which will vest and be capable of being converted into Shares on a one for one basis (subject to any adjustment required by the ASX Listing Rules or the Corporations Act), upon satisfaction of the following milestones:

(A)	2,500,000 performance rights will vest on the date that is 13 months after the Commencement Date, subject to the Consultant remaining engaged by the Company on that date; and

(B)	1,500,000 performance rights will vest on the earlier to occur of:

(I)	the date that is 13 months after the Commencement Date; or

(II)	the Company making an announcement to the ASX that it has completed a substantial drilling program at the Horse Heaven Project (substantial being one which exceeded a cost of A$2 million).

subject to the Consultant remaining engaged by the Company on that date.

The performance rights will lapse on the date that is five years from the date of issue and otherwise be issued on the terms and conditions set by the Company.

(iii)	an aggregate of 3,000,000 options which will vest and become capable of being exercised into Shares on a one for one basis (subject to any adjustment required by the ASX Listing Rules or the Corporations Act) subject to payment of the exercise price noted below, on and from the date that is 12 months after the Commencement Date, subject to the Consultant remaining engaged by the Company on that date (Options) The options will have the following exercise prices;

(A)	1,000,000 Options will be exercisable at $0.10 each;

(B)	1,000,000 Options will be exercisable at $0.15 each; and

(C)	1,000,000 Options will be exercisable at $0.20 each.

The Options will expire on the date that is 5 years from the date of issue and otherwise be issued on the terms and conditions set by the Company.

3.2	Invoicing

(a)	The Company shall only be obliged to pay the Consultant against an invoice/statement completed by the Consultant and provided to the Company in respect of the Services.

(b)	The Consultant must submit the invoice/statement and supporting details/ documentation to the Company within seven days after the last day of each calendar month, to enable the Company to pay the Consultant within 14 days of receiving the invoice.

(c)	Failure by the Consultant to meet the requirements of clause 3.2(b) shall result in the payment not being made within the next calendar month.

3.3	No further responsibility from the Company

Other than as set out in this clause 3, the Company shall not have any further responsibility in remunerating the Consultant.

4.	EXPENSES

On provision of all documentary evidence reasonably required by the Board, the Company will reimburse the Consultant for all reasonable expenses incurred by the Consultant in the performance of the Services provided that the Consultant obtains prior approval from a director of the Company before incurring any costs.

5.	TERMINATION OF ENGAGEMENT

5.1	Termination without prior notice

The Company may terminate this agreement by giving notice effective immediately notice if the Consultant is guilty of serious misconduct, that is, misconduct of a kind such that it would be unreasonable to require the Company to continue the engagement during any notice period. Examples of such misconduct include if at any time the Consultant:

(a)	is convicted of any criminal offence other than an offence which in the reasonable opinion of the Company does not affect its position as consultant to the Company;

(b)	is guilty of any grave misconduct or wilful neglect in the discharge of its duties;

(c)	commits any serious or persistent breach of any of the provisions contained in this agreement; or

(d)	becomes of unsound mind or under the control of any committee or officer under any law relating to mental health.

5.2	Termination with notice

The Company may terminate this agreement by giving three months’ written notice to the Consultant.

5.3	Termination by the Consultant

The Consultant may terminate this agreement by giving three month’s written notice to the Company.

5.4	Consultant to repay amounts owing

Subject to any agreement to the contrary, on termination of this agreement the Consultant will pay or repay to the Company or its related bodies corporate all sums which the Consultant then owes the Company and its related bodies corporate, whether those sums are then due to be paid or not.

5.5	Clauses which survive termination

Clauses 7, 8, 9, 11 and 15 survive termination of this Agreement.

5.6	Not to prejudice rights

Termination of this agreement will not prejudice any rights or remedies already accrued to either party under, or in respect of any breach of, this agreement or which are expressed to continue after the Term.

6.	CONSEQUENCES OF TERMINATION

6.1	Deliver up all property

On termination of this agreement, however occurring, the Consultant will immediately:

(a)	deliver up to the Company all property belonging to the Company or any of its related bodies corporate which is in its possession; and

(b)	destroy all electronically stored information which is the property of the Company.

6.2	No representations

After termination of this agreement, however occurring, the Consultant will not represent themselves as being in any way connected with or interested in the business of the Company or any of its related bodies corporate.

7.	CONFIDENTIAL INFORMATION

The Consultant shall not, except as authorised by the Company or required by its duties, reveal to any person, any of the trade secrets, secret or confidential operations, processes or dealings or any information concerning the organisation, business, finances, transactions or affairs of the Company or any of its subsidiaries or related corporations (Confidential Information) which may come to its knowledge during its engagement and shall keep with complete secrecy all Confidential Information entrusted to it and shall not use or attempt to use any such information in any manner which may injure or cause loss, either directly or indirectly, to the Company or to the business carried on by the Company or which may be likely to do so. This restriction shall continue to apply after the termination of this agreement without limit in point of time but shall cease to apply to any information which may come into the public domain otherwise than as a result of breach of this clause.

8.	Non-competition

The Consultant will not, during the Term and for the period of six months from the expiry of the Term (unless otherwise approved in writing by the Company):

(a)	solicit the custom of, or accept or carry out any work for any of the clients, customers or suppliers of the Company; or

(b)	employ or engage any person who was or in the 12 months prior to the expiry of the Term an employee, director, agent or contractor of the Company.

The Company and the Consultant acknowledge that the inclusion of this clause is to protect the goodwill of the Company and the income of the Company and any breach of this clause will cause significant loss and damage to the business of the Company and the Company may, if appropriate, seek injunctive relief. The parties further acknowledge that the restraint is reasonable in the circumstances.

9.	PRICE SENSITIVE INFORMATION

The Consultant acknowledges that in the course of carrying out the services as a consultant to the Company, it may receive Confidential Information, including information which a reasonable person would expect to have a material effect on the price or value of securities of a body corporate and the expression “material effect on the price or value” will have the meaning given under section 1042D of the Corporations Act 2001 (Cth) (Price Sensitive Information), affecting the Company and clients of the business. Any disclosure, communication, use or misuse of Price Sensitive Information may have very serious implications for the Company and for the Consultant including, investigation by the Australian Securities and Investments Commission, possible criminal prosecution and possible civil actions.

10.	INSURANCE

The Consultant must:

(a)	take out and maintain at its cost any insurances required by applicable law (as determined by the Company acting reasonably); and

(b)	on request by the Company, promptly provide to the Company evidence of the insurance cover obtained by the Consultant in accordance with this clause 10, including certificates of currency and policy terms (including exclusions).

11.	INDEMNITY

The Consultant will indemnify the Company and of its related bodies corporate to which they are providing services against all claims, losses, actions, damages, costs and expenses whether arising from personal injury or death or damage to property caused to any person including but not by way of limitation employees and other servants or agents of the Consultant to the extent caused directly or indirectly by any negligent act or omission of the Consultant or their sub-contractors or servants in breach of this agreement.

12.	GST

12.1	GST

The parties agree that:

(a)	all payments have been calculated exclusive of GST;

(b)	if any payment is consideration for a Taxable Supply for which the supplier is liable to GST, the recipient must pay the GST Amount to the supplier, concurrently with the relevant payment unless otherwise agreed in writing;

(c)	any reference to a cost or expense in this Agreement excludes any amount of GST forming part of the cost or expense when the relevant party incurring the cost or expense can claim an Input Tax Credit; and

(d)	the supplier will provide to the recipient a Tax Invoice for each supply.

12.2	Definitions

Unless the context requires otherwise, words and phrases used in this clause that have a specific meaning in the GST Law will have the same meaning in this clause.

13.	RELATIONSHIP

13.1	Principal and contractor

The relationship between the Company and the Consultant is that of principal and contractor. Nothing in this agreement shall be taken as constituting the Consultant an employee or servant of the Company or any of its related bodies corporate.

13.2	No authority

Except where necessary for the provision of the Services, the Consultant shall not have any authority to, and shall not bind the Company, to any agreements, or otherwise hold itself, or themselves out to be an agent of the Company, or deal as an agent of the Company.

14.	DELEGATION AND ASSIGNMENT

This agreement is personal to the parties and:

(a)	the Consultant will not delegate the performance of the duties set out in this agreement to any employee or agent of the Consultant without the prior written consent of the Board; and

(b)	this agreement will not be assigned by either party without the prior written consent of the other party.

15.	MISCELLANEOUS

15.1	Governing law

This agreement shall be governed by and construed in accordance with the law from time to time in the State of South Australia and the parties agree to submit to the non-exclusive jurisdiction of the courts of South Australia and the courts which hear appeals therefrom.

15.2	Further assurance

Each party shall sign, execute and do all deeds, acts, documents and things as may reasonably be required by the other party to effectively carry out and give effect to the terms and intentions of this agreement.

15.3	Entire agreement

(a)	This agreement supersedes all prior communications and agreements between the parties as to the terms and conditions of the Consultant’s engagement.

(b)	Each party acknowledges that, except as expressly stated in this Agreement, that party has not relied on any representation, warranty or undertaking of any kind made by or on behalf of another party in relation to the subject matter of this agreement.

15.4	Variation

An amendment or variation to this agreement is not effective unless it is in writing and signed by the parties.

15.5	Severance

If any provision of this agreement is invalid and not enforceable in accordance with its terms, all other provisions which are self-sustaining and capable of separate enforcement without regard to the invalid provision, shall be and continue to be valid and forceful in accordance with their terms.

15.6	Entire agreement

This agreement shall constitute the sole understanding of the Parties with respect to the subject matter and replaces all other agreements with respect thereto.

15.7	Counterparts

This agreement may be executed in any number of counterparts (including by way of facsimile) each of which shall be deemed for all purposes to be an original and all such counterparts taken together shall be deemed to constitute one and the same instrument.

Yours sincerely,

Aharon Zaetz

NON-EXECUTIVE DIRECTOR
RESOLUTION MINERALS LTD

EXECUTED by the parties as an agreement on		2025.

EXECUTED by RESOLUTION MINERALS LTD ACN 617 789 732 in accordance with section 127 of the Corporations Act 2001 (Cth):	) ) ) )

Signature of director		Signature of director/company secretary*

Name of director		Name of director/company secretary*

SIGNED by CRAIG LINDSAY in the presence of:	)
)

Signature of witness		Signature

Name of witness